

Dani Barker · 3rd

Actor | Writer | CEO of Classified Films LLC

New York, New York · 500+ connections · **Contact info**

CLASSIFIED FILMS L

 **Grant Macewan Coll**

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SALMON ARM'S NATIVE BORN
SALMON ARM'S NATIVE BORN

From small-town Salmon Arm, British Columbia, Dani plunged head first into the film and television...



Dani Barker
IMDb

Dani Barker, Actress: Starvival. Dani is an actre and writer most known for her web-series Star

Experience

Follow Her - a Psychological Thriller - Writer | Producer | Lead

CLASSIFIED FILMS LIMITED

Sep 2018 – Present · 2 yrs 2 mos

New York

A psychological social-media thriller - now in post production - shot by academy award nominee Luke Geissbuhler and directed by Emmy award-winner Sylvia Caminer starring Luke Cook and Dani Barker.



The Unprofessionals - Creator | Lead | Producer

NorthSouth Productions

Jan 2015 – Mar 2016 · 1 yr 3 mos

New York

Acted as a consulting producer, lead talent and creator of the television series known as The Unprofessionals, distributed by TBS, shot in New York City. Based off the web-series Starvival.



Starvival - Creator | Star | Writer | Producer

YouTube

Jan 2011 – Feb 2015 · 4 yrs 2 mos

Toronto, Canada Area

A reality-comedy web series that goes undercover with hidden cameras to expose the strangest people posting the most BIZARRE ads on CRAIGSLIST.
http://www.youtube.com/starvival



Squirm - Creator | Lead | Producer

OUTtv Network

Mar 2013 – Jan 2015 · 1 yr 11 mos

Toronto, Canada Area

Squirm - a new comedy series distributed by OUTtv.



Moderation Town - Actor

Stitch Media

Jan 2011 – Jan 2013 · 2 yrs 1 mo

Halifax, Canada Area

A comedy series about a small Maritime town after the local factory folds and is replaced by an Internet moderation company. Local residents become not-so-internet-savvy content moderators, responsible for filtering the most offensive content off of the Internet.

Education



Grant Macewan College

Musical Theatre

2005 – 2007

 **Capilano University**
Acting for the Camera
2004 – 2005

Film Studies

Skills & Endorsements

Comedy · 99+

 Endorsed by **Katie Uhlmann and 3 others who are highly skilled at this**

Film · 99+

 Endorsed by **Lynne Alana Delaney and 30 others who are highly skilled at this**

Drama · 99+

 Endorsed by **Lynne Alana Delaney and 3 others who are highly skilled at this**

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